SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of June 6, 2002

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                            Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                              No  _____
            -------

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT

FOR IMMEDIATE RELEASE

CONTACTS:
MERANT
Gerald Perkel			Scott Hildebrandt
Chief Executive Officer		Chief Financial Officer
+1 (503) 617 2735		+1 (503) 617 2401
Gerry.Perkel@merant.com		Scott.Hildebrandt@merant.com

				Financial Dynamics
				Harriet Keen / Emma Rutherford
				+44 (0) 20 7831 3113
				merant@fd.com


MERANT Announces Fourth Quarter and Fiscal 2002 Results

Company reports sequential progress in reducing its cost structure compared to the third quarter 2002

St. ALBANS, UK and HILLSBORO, OR - 6 June 2002 - MERANT (London Stock Exchange (LSE): MRN; Nasdaq National Market (NNM): MRNT), a leading provider of enterprise solutions for software configuration management, announces results for the fourth quarter and fiscal year ended 30
April 2002. Year-on-year comparisons are made on the basis of continuing operations.

Revenue for the fourth quarter increased to GPB21.4 million ($30.4 million) from the GPB20.9 million ($30.1 million) reported in the third quarter of 2002. Pre-tax loss from continuing operations, excluding charges for goodwill amortization and restructuring, decreased to GPB3.4 million ($4.9 million) from the GPB4.7 million ($6.8 million) loss reported in the Company's third quarter.

For the full fiscal year ending April 30, 2002, revenue from continuing operations was GPB87.1 million ($124.7 million), down from the GPB95.1 million ($139.5 million) in fiscal year 2001. The fiscal 2002 pre-tax loss from continuing operations was GPB12.5 million ($18.0 million), excluding amortization of goodwill and restructuring charges, compared to the pre-tax loss of GPB3.7 million ($6.0 million) for fiscal year 2001.

"The company experienced a tremendous amount of change in fiscal 2002 against a backdrop of weak economic conditions," said Gerald Perkel, president and CEO. "We have implemented a number of aggressive actions to reduce our cost structure over the past several months and we were pleased to see initial benefits of these actions in our fourth quarter. We should continue to see total company costs decline in our first quarter of 2003 compared to our fourth quarter of 2002, while at the same time increasing our investment in research and development spending to help fuel future growth opportunities.

"While global economic conditions and related IT spending have been weak, we have a very strong customer base to build on moving forward. We have continued our focus on promising software markets such as web content management that leverage this installed base and on our expertise in managing both code and content, the cornerstone of our long-term growth strategy for the new MERANT."

Significant actions taken during fiscal 2002 to improve MERANT's financial performance include the following:

*	an entirely new senior management team has been appointed over the last seven months. The team is led by Perkel, a former Xerox senior vice president, who in four years nearly doubled Tektronix' color printing and imaging business before its acquisition by Xerox in 2000. Like Perkel, the other new senior executives have significant experience in growing emerging businesses as well as in managing costs;

*	the sale of the company's non-core businesses and company-owned real estate, freeing cash resources and allowing MERANT to focus the business on software configuration management;

*	the near completion in Q4 of a restructuring program which will bring costs to a level appropriate for the company's ongoing operations;

*	the reduction of overall employee base by approximately 150
(25%) to 675 employees with significant reductions in overhead and administrative functions; and

*	the continued return of excess capital to shareholders through market repurchases of our Ordinary Shares

License fees accounted for approximately 40% of total revenue for the fourth quarter. Maintenance subscription services accounted for 46% of total revenue for the fourth quarter. The remaining 14% of revenue consisted of consulting and training fees. North American sales for the fourth quarter represented 61% of total revenue. European sales represented 34% of total revenue with the Asia-Pacific area responsible for the remainder.

Gross margins were 75% during the fourth quarter, compared to third quarter gross margins of 74%. Total expenses associated with continuing operations, excluding goodwill amortization and restructuring charges, decreased to GPB24.9 million ($35.3 million) in the fourth quarter, compared to GPB25.6 million ($36.9 million) reported in the third quarter. This improvement was due to the initial benefits of the Company's restructuring and cost reduction actions initiated in the third quarter of 2002.

The Company recorded a restructuring charge of GPB6.5 million ($9.2 million) in the fourth quarter related to resizing the business and re-locating the headquarters from Rockville, Maryland to Hillsboro, Oregon. Total fiscal 2002 restructuring charges were GPB13.3 million ($19.1 million). The company noted that some additional restructuring charges remain and expect that these charges will be incurred in the first quarter of 2003.

The Company ended the quarter with GPB71.6 million ($104.6 million) in cash and marketable securities. Cash decreased in the fourth quarter from the GPB83.4 million ($117.7 million) reported at the end of the third quarter, due primarily to the repurchase of 8.5 million shares of the Company's stock, the cash impact of the operating loss experienced, as well as approximately GPB4.3 million ($6.1 million) related to the cash portion of the fourth quarter restructuring charge, partially offset by cash generated from improvement in working capital management.

During the fourth quarter the Company completed its previously approved share repurchase program by purchasing 8.5 million shares for cancellation, representing total payments of approximately GPB9.9 million ($14.3 million) to the selling shareholders. On 2 May 2002, the Company announced that it had posted to shareholders a notification containing details of the proposed authorization to buy back additional Ordinary Shares and a notice of an extraordinary general meeting to be held on 6 June 2002 at 9:00 a.m. BST. This is consistent with the previously disclosed intent of the Company to return capital to shareholders communicated to shareholders on December 12, 2001.

The Company remains cautious regarding revenue and earnings performance in the short term as global recessionary pressures continue to impact negatively spending in the corporate IT sector. However, the Company has taken aggressive actions to resize business to allow for these economic realities, and believes it will emerge stronger once the
global economies begin to improve.   It remains the Company's goal to
achieve profitability during our fiscal year 2003.

Conference Call

A conference call has been scheduled for today at 4.00 pm BST (11.00 am US EST) for investors, analysts and press to review its fourth quarter and fiscal year ended 30 April 2002. For those wishing to participate in the call the telephone numbers are +1 800 482 5543 for the US and + 44 20 8240 8243 for the UK. A replay facility will be available until 20 June 2002. The toll free numbers are +1 800 625 5288, passcode 1856610 for the US and 0500 637 880, passcode 613952 for the UK.

About MERANT

With over 25 years of experience, MERANT helps customers at over 30,000 sites worldwide, including the majority of the Global 2000, improve their ability to manage change to enterprise digital assets - applications, code and content. Delivering the broadest coverage of digital assets, unsurpassed scalability and end-to-end change management, MERANT PVCS is the comprehensive enterprise change management platform customers use to make change a competitive advantage. For additional information, visit www.merant.com.

Forward-Looking Statements

The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements that include statements regarding expectations for future financial results and results of operations, business strategy, and prospects, including the growth and/or performance of our software configuration management business and related revenues.

When used in this release, the words 'anticipate,' 'believe','estimate', 'intend', 'expect', 'realize', 'likely', 'unlikely', and other similar expressions, as they relate to MERANT or its management, are intended to identify these forward-looking statements.

These forward-looking statements involve a number of risks and uncertainties. Actual results could differ materially from those anticipated by these forward-looking statements. Future results will be difficult to predict as MERANT continues to transform its business strategy to focus on its software configuration management products and services and away from certain of its past primary markets, including the market for application, creation and transformation, or COBOL, mainframe software products and services, and the market for enterprise data connectivity, or middleware, software products and services. MERANT's ability to recruit and retain key personnel, especially in the sales and business units and at the management level, could materially alter financial results and plans for the sales and business units.

Other factors that could cause actual results to differ materially include, among others, the extent to which the current weakness in the economic climate generally and in IT spending in particular continues, the ability of MERANT to effectively manage its costs against uncertain revenue expectations, the potential for a decrease in revenue or a slowdown in revenue growth which may be caused by delays in the timing of sales and the delivery of products or services, the ability of MERANT to develop, release, market and sell products and services to customers in the highly dynamic market for software configuration management products, the potential need for software configuration management products to shift based on changes in technology and customer needs, effect of competitors' efforts to enter MERANT's markets and the possible success of new and existing competitors in those markets, MERANT's ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future, as well as efficiently manage the provision or receipt, as the case may be,of certain services related to businesses or products which once were, but are not now a part of MERANT's business strategy, including MERANT's ability to manage obligations related to the sales of the DataDirect enterprise data connectivity business and the Micro Focus application, creation and transformation division, and MERANT's ability to manage the move of its operational headquarters and related functions from Rockville, MD to Hillsboro, OR. Further information on potential factors which could affect MERANT's financial results and operations are found in filings or submissions on Form 6-K as periodically submitted to the SEC, and in MERANT's form 20-F for the year ended
April 30, 2001. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this release that may reflect events or circumstances occurring after the date of this release.

Financial Statement Information

The financial information contained in this report does not represent the Company's full statutory accounts. The financial information relating to 2002 is unaudited and no accounts have been delivered to the U.K. Registrar of Companies. Statutory accounts dealing with 2001 have been delivered to the U.K. Registrar of Companies and the Company's auditors made a report under section 235 on these accounts which was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985.

U.S. Securities Filings
Copies of MERANT's Annual Report to Shareholders and Annual Report on Form 20-F for the year ended April 30, 2001, as well as its periodic reports on Form 6-K, are available upon request to MERANT's offices in Hillsboro, OR or St. Albans, United Kingdom and are also available on the SEC website located at http://www.sec.gov.



MERANT plc

Management Trading Statement using U.K. GAAP results in GBP

(unaudited)
					   Three months ending:  Twelve months ending:
					        April 30,April 30,April 30,April 30,
							2002	2001	2002	2001
							GPB'000 GPB'000	GPB'000GPB'000
Revenue: continuing business
	Licence fees					8,667 	11,411 	33,387 	42,193
	Maintenance subscriptions			9,865 	9,436 	39,779 	35,065
	Training and consulting				2,909 	4,441 	13,902 	17,817
Total revenue	 	 	 	 		21,441 	25,288 	87,068 	95,075
Cost of revenue: continuing business
	Cost of licence fees				370 	567 	1,429 	2,164
	Cost of maintenance subscriptions		1,546 	1,447 	5,855 	5,490
	Cost of training and consulting			3,446 	4,706 	13,832 	17,198
Total cost of revenue	 	 	 		5,362 	6,720 	21,116 	24,852
Gross profit	 	 	 	 		16,079 	18,568 	65,952 	70,223
Operating expenses
	Research and development  			4,550 	4,289 	17,836 	16,087
	Sales and marketing				11,641 	12,056 	46,900 	44,327
	General and administrative			3,337 	3,387 	13,740 	13,549
Total operating expenses, excluding amortisation	19,528 	19,732 	78,476 	73,963
Operating (loss) profit before amortisation		(3,449)	(1,164)	(12,524)(3,740)
	Amortisation of goodwill			(7,340)	(5,489)(29,429)(25,058)
Total operating (loss)	 	 	 		(10,789)(6,653)(41,953)(28,798)
Exceptional items:
	Cost of fundamental restructuring		(6,484)	0 	(13,342)0
	Provision for loss on disposal of fixed assets	0 	0	(1,761)	(3,254)
Operating (loss), before interest income	 	(17,273)(6,653)(57,056)(32,052)
Interest income, net					313 	782 	1,614 	4,287
(Loss) before taxation	 	 	 		(16,960)(5,871)(55,442)(27,765)
Taxation						0 	(868)	0 	(868)
(Loss) for the period from continuing operations,
	after taxation					(16,960)(6,739)(55,442)(28,633)
Income (loss) from discontinued operations		(1,343)	3,955 	(3,445)(10,964)
Gain (loss) on sale of discontinued operations		(958)	(11,317)292    (11,317)
(Loss) after taxation	 	 	 	       (19,261)(14,101)(58,595)(50,914)

(Loss) per ordinary share: basic & diluted		(16.5)	(11.0)	 (46.8)	 (37.9)
(Loss) per ADR equivalent: basic & diluted	 	(82.5)	(54.8)	(234.2) (189.5)

Ordinary shares - basic & diluted			116,682 128,694 125,092 134,305
ADR equivalents - basic & diluted	 	 	23,336 	25,739 	25,018 	26,861


MERANT plc
Management Trading Statement using UK GAAP results in USD

(unaudited)				      Three months ending:Twelve months ending:
						   April 30,April 30,April 30,April 30,
							2002	2001	2002	2001
							$'000	$'000	$'000	$'000
Revenue: continuing business
	Licence fees					12,279 	16,018 	47,648 	61,564
	Maintenance subscriptions			13,975 	13,571 	57,095 	51,653
	Training and consulting				4,122 	6,397 	19,918 	26,308
Total revenue	 	 	 	 		30,376 	35,986 	124,661 139,525
Cost of revenue: continuing business
	Cost of licence fees				524 	801 	2,042 	3,078
	Cost of maintenance subscriptions		2,190 	2,080 	8,392 	8,082
	Cost of training and consulting			4,882 	6,826 	19,844 	25,393
Total cost of revenue	 	 	 		7,596 	9,707 	30,278 	36,553
Gross profit	 	 	 	 		22,780 	26,279 	94,383 	102,972
Operating expenses
	Research and development  			6,446 	6,167 	25,561 	23,711
	Sales and marketing				16,492 	17,347 	67,221	65,302
	General and administrative			4,728 	4,796 	19,595 	19,987
Total operating expenses, excluding amortisation	27,666 	28,310 	112,377 109,000
Operating (loss) profit before amortisation		(4,886)	(2,031)	(17,994)(6,028)
	Amortisation of goodwill			(10,520)(7,867)(42,181)(35,916)
Total operating (loss)	 	 	 		(15,406)(9,898)(60,175)(41,944)
Exceptional items:
	Cost of fundamental restructuring		(9,184)	0 	(19,098)0
	Provision for loss on disposal of fixed assets	0 	0 	(2,524)	0
Operating (loss), before interest income	 	(24,590)(9,898)(81,797)(41,944)
Interest income, net					443 	1,285 	2,315 	6,154
(Loss) before taxation	 	 	 		(24,147)(8,613)(79,482)(35,790)
Taxation						0 	1,250 	0 	1,250
(Loss) for the period from continuing operations,
	after taxation					(24,147)(9,863)(79,482)(37,040)
Income (loss) from discontinued operations		(1,925)	5,669  (4,938) (15,715)
Gain (loss) on sale of discontinued operations		(1,373)	(16,221) 419   (16,221)
 	 	 	 	 	 	       (27,445)(20,415)(84,001)(68,976)

(Loss) per ordinary share: basic & diluted		 (23.9)	(15.9)	(67.4)  (51.4)
(Loss) per ADR equivalent: basic & diluted	 	 (119.4)(79.3)	(336.9)(256.8)

Ordinary shares - basic & diluted		       114,932 128,694 124,655 134,305
ADR equivalents - basic & diluted	 	 	22,986 	25,739 	24,931 	26,861





MERANT plc  -  CONSOLIDATED PROFIT & LOSS ACCOUNT

(unaudited)						Twelve months ending:
								April 30,     April 30,
								2002		2001
								GPB'000		GPB'000
Revenue: continuing business
	Licence fees						33,387 		42,193
	Maintenance subscriptions				39,779 		35,065
	Training and consulting					13,902 		17,817
 	 	 	 	 	 			87,068 		95,075
Revenue: discontinued business					31,207 		120,358
Total revenue	 	 	 	 			118,275 	215,433
Cost of revenue: continuing business
	Cost of licence fees					1,429 		2,164
	Cost of maintenance subscriptions			5,855 		5,490
	Cost of training and consulting				13,832 		17,198
 	 	 	 	 	 			21,116 		24,852
Cost of revenue: discontinued business				5,510 		29,534
Total cost of revenue	 	 	 			26,626 		54,386
Gross profit	 	 	 	 			91,649 		161,047
Operating expenses
	Research and development  				24,187 		39,774
	Sales and marketing					58,922 		103,667
	General and administrative				18,616 		16,841
Total operating expenses, excluding amortisation	 	101,725 	160,282
Operating (loss) profit before amortisation			(10,076)	765
	Amortisation of goodwill				(35,322)       (40,527)
Operating (loss):
	Continuing business					(41,953)       (28,798)
	Discontinued business					(3,445)	       (10,964)
Total operating (loss)	 	 	 			(45,398)       (39,762)
Exceptional items:
	Cost of fundamental restructuring			(13,342)	0
	Provision for loss on disposal of fixed assets		(1,761)		(3,254)
	Gain (loss) on termination of business operations	292 	       (11,317)
Operating (loss), before interest income	 		(60,209)       (54,333)
Interest income, net						1,614 		4,287
(Loss) before taxation	 	 	 			(58,595)       (50,046)
Taxation							0 		868
(Loss) for the period after taxation	 	 		(58,595)       (50,914)

(Loss) per ordinary share: basic & diluted			(46.8p)	        (37.9p)


Ordinary shares - basic & diluted				125,092 	134,305





MERANT plc  -  CONSOLIDATED BALANCE SHEET


(unaudited)							April 30,     April 30,
								2002		2001
								GPB'000		GPB'000
Fixed assets
	Intangible fixed assets					21,782 		75,383
	Tangible fixed assets					6,284 		28,313
	Investment						5,858 		6,860
Total fixed assets	 	 	 	 	 	33,924 		110,556
Current assets:
	Stock							94 		610
	Trade debtors						22,115 		52,789
	Other debtors and prepaid expenses			2,792 		5,620
	Cash and bank deposits					71,620 		61,200
Total current assets	 	 	 	 	 	96,621 		120,219
Creditors: amounts falling due within one year
	Bank loans and overdrafts				0 		1,401
	Trade creditors						2,612 		7,319
	Accrued employee compensation				5,220 		13,700
	Current corporation tax					580 		2,606
	Accrued expenses and other current liabilities		9,091 		14,234
	Deferred revenue					27,967 		51,498
Total current liabilities	 	 	 	 	 45,470 	90,758
Net current assets	 	 	 	 	 	 51,151 	29,461
Total assets less current liabilities				85,075 		140,017
Provision for liabilities and charges				22,429 		11,551
Net assets	 	 	 	 	 	 	62,646 		128,466
Capital and reserves
	Called up share capital					2,300 		2,699
	Share premium account					200,865 	200,625
	Capital redemption reserve				697 		292
	Profit and loss account					(141,216)      (75,150)
Total shareholders' equity	 	 	 	 	 62,646 	128,466
















MERANT plc  -  CONSOLIDATED CASH FLOW STATEMENT

(unaudited)							April 30,     April 30,
								2002		2001
 	 	 	 	 	 	 	 	GPB'000	       GPB'000
Operating Loss							(45,398)       (39,762)
	Depreciation						7,632 		8,789
	Amortisation						35,707 		43,967
	Changes in operating assets and liabilities 		(10,077)	15,788
	Restructuring charges					(8,441)	        (9,901)
	Other items						(2,175)		837
Net cash flow from operating activities				(22,752)	19,718
	Returns on investments					1,614 		4,287
	Taxation						(2,026)		(1,889)
	Capital expenditure and financial investment		10,318 		(8,223)
	Acquisitions and disposals				44,984 	       (12,962)
Cash inflow before financing					32,138 		931
	Finance							(24,698)       (13,993)
Increase (decrease) in cash balances				7,440	       (13,062)
	Decrease in debt					1,404		362
	Currency translation difference				2,977 		(5,281)
Movement in cash during the period				11,821 	       (17,981)
	Net funds at beginning of period			59,799 		77,780
Net funds at end of period					71,620 		59,799



MERANT plc  -  CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

(unaudited)					 	Twelve months ending:
								April 30,     April 30,
								2002		2001
								GPB'000		GPB'000
Loss for the period	 	 	 	 	 	 (58,595)      (50,914)
Currency translation adjustment					4,252 	        (5,116)
Total recognised gains and losses for the period	 	 (54,343)      (56,030)
-
SIGNATURES


   Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  June 6, 2002              By: /s/ Stephen Going

				  -------------------------------
                         		 Stephen Going
		 		Vice President & General Counsel